UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-8747

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

920 Main Street, Kansas City, Missouri 64105
(816) 221-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock 66 2/3 ¢ par value
(Title of each class of securities covered by this Form)

9 1/2% Senior Subordinated Notes due 2011, 9 7/8% Senior Subordinated Notes due 2012
and 8% Senior Subordinated Notes due 2014
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, AMC Entertainment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2004	By:	/s/ CRAIG R. RAMSEY Executive Vice President and Chief Financial Officer